Exhibit 99.1

Northern Dynasty: Compensatory Mitigation Plan for Alaska’s Pebble Project submitted to US Army Corps of Engineers

November 16, 2020 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") announces that its 100%-owned US-based subsidiary Pebble Limited Partnership (the “Pebble Partnership”) has submitted a Compensatory Mitigation Plan (“CMP”) for the Pebble Project to the US Army Corps of Engineers (“USACE”) ahead of the 90-day deadline that expires on November 18, 2020.

Northern Dynasty and the Pebble Partnership believe the submitted CMP fully satisfies mitigation requirements for the proposed copper-gold-molybdenum-silver-rhenium mine in southwest Alaska.

Following publication of a positive Final Environmental Impact Statement (“EIS”) in July 2020, the USACE published its mitigation requirements for Pebble on August 20, 2020 and provided the Pebble Partnership with 90 days to submit a CMP to address them. Filing an approved CMP for the project is a necessary prerequisite to receiving a federal Record of Decision (“ROD”).

“The ‘in-kind’ and ‘in-watershed’ requirement for mitigation the USACE established for Pebble clearly sets a high bar for offsetting project effects on wetlands and other aquatic features, but it’s a challenge we have embraced and believe we can achieve,” said Ron Thiessen, Northern Dynasty President & CEO.

“Based on the findings of the Final EIS, we already know Pebble can operate safely and reliably, while fully protecting the water, fish and wildlife resources of Bristol Bay. Meeting the USACE’s challenging mitigation requirements provides even greater evidence that Pebble can and will co-exist with commercial, subsistence and sport fisheries in southwest Alaska.”

In addition to meeting the rigorous environmental standards enforced in the Clean Water Act and other US federal legislation, Thiessen said the Final EIS for Pebble indicates the project will make important, positive socioeconomic contributions to the region, the state and the nation.

“Pebble will also deliver the critical and strategic minerals the United States requires for its economic and military security,” he said, “while helping facilitate the transition to a ‘lower carbon future.’”

Thiessen said Pebble Partnership technical/permitting staff and expert, third-party consultants in Alaska have prepared a high-quality mitigation plan to fully satisfy the lead federal agencies’ requirements – including undertaking extensive field investigations this summer and fall. He cautioned Pebble won’t be releasing any details about the CMP until it is accepted by the USACE and posted to its website.

“We have an experienced team in Alaska that has identified both the means and mechanism to meet the ‘in-kind’ and ‘in watershed’ mitigation requirements, and complete a CMP that we believe will be acceptable to the USACE in form and content,” he said. “Until this work is completed to the Corps’ full satisfaction, we won’t be discussing the details of our plan.”

There is no statutory timeline for the USACE’s review of the Pebble CMP. Northern Dynasty’s current expectation is that its sufficiency will be confirmed prior to or concurrent with issuance of a final Record of Decision.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership (“PLP”), is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. PLP is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

US Media Contact:
Dan Gagnier
Gagnier Communications
(646) 569-5897

Forward Looking Information and other Cautionary Factors
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. These statements include statements regarding (i) the mine plan for the Pebble Project, (ii) the social integration of the Pebble Project into the Bristol Bay region and benefits for Alaska, (iii) the political and public support for the permitting process, (iv) the issuance of a positive Record of Decision by the US Army Corps of Engineers and the ability of the Pebble Project to secure state permits, (v) the right-sizing and de-risking of the Pebble Project, (vi) the design and operating parameters for the Pebble Project mine plan, (vii) exploration potential of the Pebble Project, (viii) future demand for copper and gold, (ix) the potential partnering of the Pebble Project, and (x) the ability and timetable of NDM to develop the Pebble Project and become a leading copper, gold and molybdenum producer. Although NDM believes the expectations expressed in these forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government permits, establish the commercial feasibility of the Pebble Project or develop the Pebble Project. Assumptions used by NDM to develop forward-looking statements include the assumptions that (i) the Pebble Project will obtain all required environmental and other permits and all land use and other licenses without undue delay, (ii) studies for the development of the Pebble Project will be positive, (iii) NDM’s estimates of mineral resources will not change, (iv) NDM will be able to establish the commercial feasibility of the Pebble Project, and (v) NDM will be able to secure the financing required to develop the Pebble Project. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (ii) finalization of the mine plan for the Pebble Project, (iii) the completion of feasibility studies demonstrating that any Pebble Project mineral resources that can be economically mined, (iv) completion of all necessary engineering for mining and processing facilities, (v) the inability of NDM to secure a partner for the development of the Pebble Project, and (vi) receipt by NDM of significant additional financing to fund these objectives as well as funding mine construction, which financing may not be available to NDM on acceptable terms or on any terms at all. NDM is also subject to the specific risks inherent in the mining business as well as general economic and business conditions, such as the current uncertainties with regard to COVID-19.

The National Environment Policy Act Environmental Impact Statement process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that contemplated in this presentation. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com